July 25, 2005


Mail Stop 6010

John R. Hinson and Raymond W. Cohen
CSQ Holding Company
3303 Monte Villa Parkway
Bothell, Washington 98021

Re:	CSQ Holding Company
Registration Statement on Form S-4
Amended July 21, 2005

Dear Messrs. Hinson and Cohen:

      We have limited our review of your filing to your responses to the comments in our July 15, 2005 letter. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Do persons involved in the transactions have interests, page 7

1.  Regarding your response to comment 1:

* It remains unclear from the disclosure in this section how the compensation of CSQ directors and Mr. Cohen differ from their current compensation. Quantify these differences by individual.
* Please tell us whether there are any plans to terminate Quinton officers or directors in a manner that would accelerate options or provide them any material benefit. If so, please disclose and quantify those benefits.

Reasons for the transaction, page 57

2.	Regarding the disclosure added in response to previous
comment
4:

* Clarify what "historical information concerning Quinton`s and Cardiac Science`s respective businesses, prospects, financial performance and condition, operations, technology, management and competitive position" the board considered;
* Clarify the significance of the analysis of the trading prices mentioned in the addition on page 58;
* Clarify the significance of the similar market capitalizations mentioned in the additions on pages 58 and 62; and
* Clarify how the "relationship between the current and historical market values of Quinton common stock and Cardiac common stock" was considered by the board.

3.  Please expand your response to previous comment 5 to analyze
(1)
the materiality of the differences in the projections used and (2) whether investors should know that each party reached different conclusions regarding the performance of the companies when conducting their analyses and making their recommendations.

Opinions of the Financial Advisors, page 62

4. We note your responses to comment 6; however, it remains unclear how the financial advisors chose which companies and transactions to include in its analyses and which to exclude.

Exhibit 8.2

5. Given your changes to the disclosure that was the basis of this opinion, you should file an updated opinion.


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Lynn Dicker at (202) 551-3616 or Gary Todd,
Reviewing Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters.
Please contact Mary Beth Breslin at (202) 551-3625 or me at (202)
551-3617 with any other questions.

            Sincerely,



            	Russell Mancuso
            	Branch Chief

cc (via fax): Stewart Landefeld
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John R. Hinson and Raymond W. Cohen
CSQ Holding Company
July 25, 2005
Page 2